Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2

Item 2	Date of Material Change

January 5, 2012

Item 3	News Release

The news release dated January 5, 2012 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

The Company announced the appointment of Gregory J. Martin as Senior Vice-President and Chief Financial Officer of the Company, effective January 31, 2012.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See news release dated January 5, 2012.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Kristen Riddell, Vice President, General Counsel and Corporate Secretary 604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 5th day of January, 2012